Attachment to Form N-SAR, LPT Variable Insurance Series Trust, File 811-08960

Sub-Item 77C: Submission of matters to a vote of security holders

A special meeting of shareholders of the Robertson Stephens Diversified Growth Portfolio was held on April 20, 1999 to approve a proposed new Sub-Advisory Agreement among Robertson, Stephens & Company Investment Management, L.P.,LPIMC Insurance Marketing Services and LPT Variable Insurance Series Trust for the Robertson Stephens Diversified Growth Portfolio. The vote was as follows:
         For                        Against                   Abstain
    515,511.835                    1,114.104                 13,899.784